------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|X| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Albacore Holdings, Inc. f/k/a Abiliti Solutions, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

400 Chesterfield Center
--------------------------------------------------------------------------------
                                    (Street)

Chesterfield                          MO                  63107
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Daleen Technologies, Inc. (DALN)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

43-1463229
________________________________________________________________________________
4.   Statement for Month/Year

December, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

                                                                          (over)

================================================================================
           Table 1 -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at End         (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par            12/20/02                P             11,406,284(1)  D     Note 2       -0-           --
value $0.01 per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par            12/20/02                S             11,406,284(1)  D     Note 3       -0-           --
value $0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                                    Owner-
                                                                                                          9.        ship
                                                                                                          Number    Form
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Month  (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series F    122.4503 12/20/02           P           115,681(4)                Common  14,165,177 See Note   -0-       --
Convertible   to 1(6)                                                         Stock      (6)        2
Preferred
Stock, par
value $0.01
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Series F    122.4503 12/20/02           S           115,681(4)                Common  14,165,177 See Note   -0-       --
Convertible   to 1(6)                                                         Stock      (6)         3
Perferred
Stock, par
value $0.01
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrant to  $ 0.906  12/20/02           P               2    June 20,  June 7, Common  5,660,069  See Note  -0-       --
acquire                                                      2003(5)   2006    Stock      (7)        2
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrant to  $ 0.906  12/20/02           S               2    June 20,  June 7, Common  5,660,069  See Note  -0-       --
acquire                                                      2003(5)   2006    Stock      (7)        3
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

1 The amount includes 1,149,214 shares of Daleen Common Stock held in escrow to secure indemnification obligations under the Asset Purchase Agreement described in Note 2. All rights with respect to distribution of such shares have been assigned to the holders of the January 2001 Notes (See Note 2).

2 On December 20, 2002, Abiliti Solutions, Inc. (the "Company") acquired the securities of Daleen Technologies, Inc. ("Daleen") reported on this Form 4, including Common Stock, Series F Convertible Preferred Stock, and Warrants to acquire shares of Common Stock (collectively, the "Securities"), pursuant to an Asset Purchase Agreement dated October 7, 2002 (the "Asset Purchase Agreement") between the Company, Daleen and Daleen Solutions, Inc. ("Daleen Solutions") in exchange for substantially all the assets of the Company and assumption by Daleen Solutions of certain of the Company's liabilities. The Company held no pecuniary interest in any securities of Daleen prior to December 20, 2002; however, the Company was party to voting agreements with certain holders of the outstanding securities of Daleen, as reported in the Company's Schedule 13D filed October 15, 2002.

     The consideration given by the Company in respect of the Securities is believed to have a value of $5,023,097 million. The Securities may be treated as consisting of 115,681 Units, each consisting of 98.60101 shares of Common Stock, 1 share of Series F Preferred Stock and 48.98033 Common Stock Warrants with an exercise price of $0.906 per share, each Unit having been acquired for consideration equal in value to approximately $43.422 per Unit.

3 Immediately subsequent to the consummation of the transactions contemplated by the Asset Purchase Agreement, on December 20, 2002 the Company transferred and assigned all of the Securities to the holders of the Company's senior promissory notes dated as of January 17, 2001 (the "January 2001 Notes") in partial payment of amounts owed thereunder. All Securities were transferred as a package ("Units"), at a price that can be calculated to equal approximately $43.422 per Unit (each such Unit consisting of 98.60101 shares of Common Stock, 1 share of Series F Preferred Stock and 48.98033 Common Stock Warrants with an exercise price of $0.906 per share). The approximate aggregate value of the Securities at such price, and the amount of the aggregate payment recorded in respect of such promissory notes, was $5,023,097.

4 The amount includes 11,568 shares of Daleen Series F Convertible Preferred Stock held in escrow to secure indemnification obligations under the Asset Purchase Agreement described in Note 2. Such shares and all rights with respect thereto have been assigned to the holders of the January 2001 Notes (See Note 2).

5 The exercise period may also begin immediately prior to certain changes of control and comparable transactions.

6 Each share of Series F Preferred Stock is convertible into that number of shares of Common Stock that is equal to that number of shares of Series F Preferred Stock multiplied by the quotient obtained by dividing 110.94 by 0.906.

7 The amount includes 566,607 shares of Daleen Common Stock that may be acquired upon exercise of a warrant held in escrow to secure indemnification obligations under the Asset Purchase Agreement described in
     Note 2. Such warrants and all rights with respect thereto have been assigned to the holders of the January 2001 Notes (See Note 2).


Abiliti Solutions, Inc.


     /s/ Gordon D. Quick                                       12/24/02
-------------------------------------                  ----------------------
     Title:  President                                          Date
**Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                                                                          Page 3